UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release dated August 23, 2010, entitled “ViryaNet Reports Second Quarter 2010 Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	Chief Executive Officer

Date: August 23, 2010

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on August 23, 2010, entitled “ViryaNet Reports Second Quarter 2010 Results”.

Exhibit 99.1

ViryaNet Reports Second Quarter 2010 Results

Achieves Record Profits and Demonstrates Year-Over-Year Growth

Southborough, MA, August 23, 2010 — ViryaNet Limited (VRYAF.OB), a leading provider of mobile workforce management solutions that optimize the full cycle of scheduling and dispatch processes for field service management announced financial results for the second quarter of 2010.

For the second quarter ended June 30, 2010, ViryaNet reported revenues of $2.93 million, a 10% increase compared to the same period in 2009. Net income for the second quarter was $377,000 or $0.11 basic and $0.10 diluted earnings per share, compared to a net income of $36,000 or $0.01 per basic and diluted earnings share for the same period in 2009. Software license revenues for the second quarter of 2010 were $600,000, compared to $457,000 recorded in the second quarter of 2009. Maintenance and services revenues were $2.33 million in the second quarter of 2010, compared to $2.19 million in the second quarter of 2009.

“Continued success through our channel partners, including three wins by three different channel partners, continues to validate the strong market acceptance of our G4 mobile workforce management solution,” stated Memy Ish-Shalom, CEO of ViryaNet.” Add to that strong relationships with our customer base as reflected in three new license deals and it translates into another strong quarter for us.”

Second Quarter Highlights:

•	Announced that three different channel partners each signed new license agreements.

•

The European division of an International food and beverage giant will utilitze the ViryaNet G4 mobile workforce management solution in an on-demand environment, and will provide both mobile workforce management and supply chain management functionality.

•

Vectren Corporation made the strategic decision to consolidate their field service scheduling and optimization processes onto a rebranded version of the ViryaNet G4 mobile workforce management solution.

•	A utility in the Western US outsourced their dispatch operations to a ViryaNet channel partner who, provides business processes outsourcing services by leveraging the ViryaNet platform.

•

Announced that ViryaNet best in class G4 mobile workforce management platform successfully deployed at a number of large Utility and Telecommunication companies. ViryaNet expects tens-of-thousands of mobile field service personnel will be supported by the G4 platform by the end of 2010, driven by rapid adoption within the market as a result of a number of first-of-their kind capabilities. The ViryaNet G4 mobile workforce management system was built to enable efficient and effective decision-making for dynamic and complex scheduling and dispatch environments.

•

Announced General Electric, a ViryaNet global partner, achieves prestigious Ecomagination™ status for its field force automation product. The GE announcement emphasizes the value of ViryaNet mobile workforce management solutions for GE’s Smart Grid initiatives.

•

Announced another successful ViryaNet field service customer conference. ViryaVision 2010 was held in Sanibel Harbour Resort & Spa in Ft. Myers, Florida. The event was sponsored by several ViryaNet partners including GE Energy, General Dynamics Itronix, and SageQuest and focused on achieving operational excellence with the ViryaNet G4 platform.

About ViryaNet

ViryaNet provides packaged industry solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in operational excellence. ViryaNet’s field service management software solutions specialize in the functions of scheduling and dispatching resources and enabling mobile field communication. Embedding industry best practices and utilizing a powerful workflow engine, web architecture, and visibility suite, the ViryaNet solutions allow companies to outperform their competition, better the customer experience, improve financial performance, and address regulatory compliance. ViryaNet possesses a 22-year history in the field service space, a vast number of customers across a variety of industries, and strong partnerships with leading platform and system integration companies. Headquartered in Southborough, MA, ViryaNet enjoys a worldwide presence with offices and customers located in North America, Europe, and the Pacific Rim. For more information, visit www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated July 15, 2010 and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

#####

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2009	June 30, 2010
	Audited	Unaudited
Assets

CURRENT ASSETS:
Cash and cash equivalents	$156	$77
Trade receivables	547	1,031
Other accounts receivable and prepaid expenses	97	132

Total current assets	800	1,240

NON-CURRENT ASSETS:
Severance pay fund	912	917
Other	60	59

Total non-current assets	972	976

PROPERTY AND EQUIPMENT, net	89	115

GOODWILL	7,169	7,134

OTHER INTANGIBLE ASSETS, net
Customer relationship	138	13
Other	73	—

Total intangible assets	7,380	7,147

Total assets	$9,241	$9,478

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2009	June 30, 2010
	Audited	Unaudited
Liabilities and shareholders’ equity (deficiency)

CURRENT LIABILITIES:
Short-term bank credit	$380	$134
Current maturities of long-term bank loans	400	500
Trade payables	530	337
Deferred revenues	2,961	3,177
Other accounts payable and accrued expenses	2,061	1,907
Loan from related party	79	79

Total current liabilities	6,411	6,134

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	889	839
Long-term convertible debt	530	523
Long-term deferred revenues	641	624
Accrued severance pay	1,376	1,393

Total long-term liabilities	3,436	3,379

SHAREHOLDERS’ EQUITY (DEFICIENCY):
Share capital	3,961	4,285
Additional paid-in capital	116,603	116,468
Accumulated other comprehensive income	3	(24)
Accumulated deficit	(121,173)	(120,764)

Total shareholders’ equity (deficiency)	(606)	(35)

Total liabilities and shareholders’ equity (deficiency)	$9,241	$9,478

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended June 30		Six Months ended June 30
	2009	2010	2009	2010
	Unaudited	Unaudited	Unaudited	Unaudited

REVENUES:
Software licenses	$457	$600	$1,013	$877
Maintenance and services	2,194	2,329	4,356	4,797

Total revenues	2,651	2,929	5,369	5,674

COST OF REVENUES:
Software licenses	64	69	101	123
Maintenance and services	1,024	1,025	2,011	2,089

Total cost of revenues	1,088	1,094	2,112	2,212

GROSS PROFIT	1,563	1,835	3,257	3,462

OPERATING EXPENSES:
Research and development	274	213	579	520
Selling and marketing	711	766	1,446	1,532
General and administrative	444	455	905	916

Total operating expenses	1,429	1,434	2,930	2,968

INCOME FROM OPERATIONS	134	401	327	494
FINANCIAL EXPENSES, net	98	24	46	85

NET INCOME	$36	$377	$281	$409

BASIC NET EARNINGS PER SHARE	$0.01	$0.11	$0.09	$0.12

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTION OF BASIC NET EARNINGS PER SHARE	3,157,889	3,456,729	3,144,706	3,404,640

DILUTED NET EARNINGS PER SHARE	$0.01	$0.10	$0.08	$0.11

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTION OF DILUTED NET EARNINGS PER SHARE	3,521,525	3,870,842	3,508,343	3,831,860